Exhibit (a)(5)(c)

ENEL GROUP COMPLETES ACQUISITION OF LEADING US-BASED PROVIDER OF SMART ENERGY MANAGEMENT SERVICES ENERNOC

•	Enel Green Power North America acquired EnerNOC for approx. 250 million US dollars[1] following successful completion of tender offer and fulfillment of all conditions to the closing of the transaction

•	This transaction makes Enel Group a global leader in demand response services, incorporating EnerNOC’s more than 8,000 customers, 14,000 sites under management and 6 GW of demand response capacity

Rome, Andover, August 7th, 2017 – Enel Green Power North America, Inc. (“EGPNA”), an Enel Group subsidiary, has completed the tender offer for all of the outstanding shares of EnerNOC, Inc. (Nasdaq: ENOC) common stock at a price of 7.67 US dollars per share in cash for a total consideration of approximately 250 million US dollars1. As a result of the tender offer and subsequent merger, EGPNA now has 100% ownership of EnerNOC. EnerNOC is a US-based leading provider of demand response and energy services for utility, commercial, institutional and industrial customers.

"This acquisition is a milestone for Enel and the new e-Solutions business line that will bring an unparalleled suite of energy services to our new and existing customers,” said Francesco Venturini, Head of Global e-Solutions at Enel. “With the close of this transaction we strengthen our position to leverage the technology and digital transformation that is taking place within the energy sector and open the door for the creation of new, innovative business opportunities that will meet and respond to the changing needs of our growing customer base.”

Upon closing of the acquisition, Enel will incorporate EnerNOC’s more than 8,000 customers, 14,000 sites under management and a total of 6 GW of demand response capacity. Demand response allows commercial and industrial consumers to respond to market signals by increasing or reducing their power consumption with the aim to address excess electricity supply or demand, enabling greater grid flexibility, stability and more efficient use of power infrastructure as well as energy resources. Customers benefit from sharing in the remuneration for participating in demand response programmes when allowed by the relevant regulatory framework.

The completion of the acquisition came as a result of EGPNA’s successful tender offer to EnerNOC’s shareholders for no less than a majority of its shares. A total of 22,447,759 shares were validly tendered into and not withdrawn from the tender offer, representing, approximately 71.61% of EnerNOC’s outstanding shares at a price of 7.67 US dollars per share in cash, with an approximate 42% premium to the company’s closing stock price on June 21st, 2017 and a 38% premium to the 30-day volume-weighted average price. Following its acceptance of the tendered shares, EGPNA completed the transaction by acquiring 100% ownership interest in the company.  EnerNOC will be delisted following the merger.

1 It refers to EnerNOC’s equity value and was subject to certain closing conditions
Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in as of April 1st, 2016.

EnerNOC has active demand response networks in North America, Europe and Asia-Pacific. Additionally, EnerNOC offers an energy intelligence software that enables businesses to boost facility efficiency, simplify utility bill management and ease reporting burdens. The company’s energy procurement tools and services help customers buy energy more strategically, manage risk, and optimise pricing.

Enel Green Power North America, Inc., headquartered in Andover, MA, manages a portfolio of over 100 renewable energy power plants for a total capacity exceeding 3.3 GW and additional 900 MW currently under construction. In January the Enel Group bought 100% of Demand Energy Networks (Demand Energy), a US-based company specialized in intelligent software and energy storage systems, whose DEN.OSTM software enables real-time optimisation of energy management, with the potential to revolutionise the way electricity is generated, stored and consumed.

The Enel Group operates in over 30 countries across five continents, producing energy through a managed capacity of more than 85 GW. Enel distributes electricity and gas through a network of over 2 million kilometres, and, with more than 65 million business and household customers worldwide, the Group has the largest customer base among European competitors. Enel is the largest utility in Europe in terms of market capitalisation and figures among Europe’s leading power companies in terms of installed capacity and reported EBITDA. Enel’s green energy division, Enel Green Power (EGP), a leading multinational renewable energy player, manages around 39 GW of wind, solar, geothermal, biomass and hydropower plants in Europe, the Americas, Asia, Africa and has recently arrived in Australia.